GREEN BUILDERS, INC.
8121 Bee Caves Rd.
Austin, Texas 78746

March 3, 2009

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Wilson Holdings, Inc.
Registration Statement on Form SB-2 (Registration No. 333-138017)
Form RW-Application for Withdrawal

Ladies and Gentlemen:

Green Builders, Inc. (formerly Wilson Holdings, Inc.), a Texas corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form SB-2 (Registration No. 333-138017), filed on October 16, 2006 (the “Registration Statement”).

The Registrant is requesting the withdrawal of the Registration Statement because the Registration Statement was never declared effective.  None of the Registrant’s securities were sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via mail at 8121 Bee Caves Rd., Austin, Texas 78746.

If you have questions regarding the foregoing application for withdrawal, please call Ted Gilman at Andrews Kurth LLP, outside counsel to the Registrant, at (512) 320-9200.

Sincerely,

Green Builders, Inc.

By:	/s/ Clark Wilson
Clark Wilson
President and Chief Executive Officer